UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 7, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Quarterly Financial Information

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Nebius Group N.V. (the “Company”) dated August 7, 2025, announcing the Company’s unaudited consolidated financial results for the second quarter ended June 30, 2025.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a Letter to Shareholders of the Company dated August 7, 2025.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated August 7, 2025, announcing the Company’s unaudited consolidated financial results for the second quarter ended June 30, 2025.
99.2	Letter to Shareholders of the Company dated August 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: August 7, 2025	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel